August 22, 2025

Ian Jacobs
President
Var Acquisition Corp.
55 NE 5th Ave., Suite 401
Boca Raton, FL 33432

       Re: Var Acquisition Corp.
           Registration Statement on Form 10-12G
           Filed August 1, 2025
           File No. 000-56770
Dear Ian Jacobs:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed August 1, 2025
Recently Issued Accounting Pronouncements, page F-8

1. Please tell us how you determined that your disclosure is compliant with the requirements of ASC 280-10-50-20 and ASU 2023-07, which apply to all companies, including those with a single reportable segment.
General

2. Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes
 August 22, 2025
Page 2

       changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Barrett S. DiPaolo